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Part III: **Manner of Operation**

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Item 7:   **Order Types and Attributes**

a. **Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:**

i. **priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;**

ii. **conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);**

iii. **order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;**

iv. **order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;**

v. **whether an order type is eligible for routing to other Trading Centers;**

vi. **the time-in-force instructions that can be used or not used with each order type;**

vii. **the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and**

viii. **the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.**

Firm Orders, Conditionals, and Actionable IOIs

The BIDS ATS accepts (i) Firm orders (ii) Conditionals and (iii) AIOIs. Firm orders are executable according to the order specifications. Conditionals, which are described in Part III, Item 9, are trading interests that have the same general attributes of a Firm order except that they are not executable. A Trader must always replace ("firm-up") its Conditional with a Firm order before it can be executed. If an invitation interaction, as described in Part III, Item 9, ends with Firm orders on both sides that satisfy each other's terms and the trade meets applicable regulatory requirements, then a trade will occur. Traders may modify, replace, or cancel a Firm order at any time before execution.

Conditionals are discussed in Part III, Item 9; however, unless otherwise noted, the order types and attributes described below apply to both Firm orders and Conditionals. A Trader may modify, replace, or cancel a Conditional at any time prior to an invitation. Once an invitation is received, the Trader may either "firm-up" the Conditional or cancel or ignore the invitation as described in Part III, Item 9.

AIOIs, which are described in Part III, Item 9, may be sent through the BIDS ATS as a firm AIOI or a conditional AIOI by Sponsors to their designated Sponsored Firms that use BIDS Trader under terms agreed to by the parties (e.g., BIDS Trader Users can choose whether or not to receive AIOIs from Sponsors). All AIOIs and AIOI messaging pass through the BIDS ATS; however, neither the AIOI message nor the response interact with other Firm orders or Conditionals in the BIDS ATS order book. The Sponsor submitting an AIOI does not know what symbols exist on any BIDS Trader User's blotter. Once an AIOI is received by the BIDS Trader User, the BIDS Trader User may send a message to the BIDS ATS accepting the AIOI on its terms, accepting the AIOI with modified terms (e.g., price terms, quantity, minimum), or declining it, or the BIDS Trader User can ignore the AIOI. If the BIDS Trader User responds to an AIOI by accepting it and the terms on both sides match, a firm AIOI is executed immediately by the BIDS ATS. If the originating AIOI was conditional and the BIDS Trader User responds to the AIOI by accepting it, the BIDS ATS sends the Sponsor a notification to firm-up. Once the Sponsor firms-up the AIOI, the BIDS ATS executes the trade. Any resulting trades may execute at, within, or outside the NBBO as agreed to by both parties to the trade. Executions outside the NBBO would initiate an intermarket sweep order ("ISO") as described in Part III, Item 9.

Firm Order and Conditional Order Types

The following Firm order and Conditional order types are accepted by the BIDS ATS:

(i)   limit order, a Firm order or Conditional with a limit price and a peg defaulted using the Trader's default preference for Price Protection as described below;

(ii)   market order, a Firm order or Conditional with no limit price and a peg defaulted using the Trader's default preference for Price Protection as described below;

(iii) midpoint peg order, which is a priced or unpriced Firm order or Conditional that is pegged to the midpoint of the NBBO;

(iv) market peg order, which is a priced or unpriced Firm order or Conditional pegged to the opposite side of the market, either at the inside quote or with an offset amount to make the resulting price more or less aggressive; or

(v) primary peg order, which is a priced or unpriced Firm order or Conditional pegged to the same side of the market, either at the inside quote or with an offset amount to make the resulting price more or less aggressive.

All Firm orders and Conditionals in the BIDS ATS are peg orders in nature and therefore each Firm order and Conditional entered into the BIDS ATS has an explicit order term referred to as "Price Protection" for capturing the type of pegging (i.e., Midpoint, Market, or Primary) for that particular Firm order or Conditional. A Firm order or Conditional entered into the BIDS ATS as a market or limit order may be set to any of the three peg types. The peg type may be explicitly specified for a particular Firm order or Conditional using a custom FIX tag, or otherwise determined by the Trader's default preference for Price Protection (defaults allowed are Midpoint and Market) set by the Trader. All Firm orders or Conditionals submitted by a BIDS Trader User will always have the peg type specifically set by the BIDS Trader User or his or her default for Price Protection (Midpoint or Market). Consequently, a Firm order or Conditional submitted simply as a "limit order" or a "market order" without an explicit peg type will be accepted and default to the Trader's default preference for Price Protection.

The BIDS ATS determines trade and invitation prices based on NBBOs calculated as described in Part III, Item 23. See Part III, Item 11 for more information on how tradeable prices are determined for different Price Protection terms.

AIOI Order Types

The following AIOI order types are accepted by the BIDS ATS:

(i)   peg (i.e., Midpoint, Market, or Primary) with or without an offset. If the offset is zero or no offset is provided, the execution can only occur at or between the NBBO. If the offset is non-zero, the execution may occur outside the NBBO depending on the peg instruction and the offset value;

(ii)   peg with a limit, same as (i), but the execution price will not exceed the limit price;

(iii)   limit only, the execution price will not exceed limit price, but may be outside the NBBO.

If no pricing or pegging information is provided on the AIOI, the pegging instructions are determined by the Trader's default preference for Price Protection (defaults allowed are Midpoint and Market) set by the Trader.

AIOI Acceptance

If a BIDS Trader User accepts an AIOI from a Sponsor, the acceptance may include a limit price, and BIDS Trader will always set a default AIOI Price Protection based on the BIDS Trader User's AIOI Price Protection setting (i.e., allow outside NBBO, or do not allow outside NBBO).

Minimum Attributes for Firm Orders

All Firm orders submitted to the BIDS ATS must include the following minimum order attributes or the Firm order will be rejected by the BIDS ATS:

1.   Symbol

2.   Price (discussed above in this item)
3.   Side (buy, sell or sell short)
4.   Size
5.   Capacity (agency or principal)
      a.   Subscribers are responsible for assigning the appropriate capacity to their Firm orders and Conditionals
      b.   All Firm orders and Conditionals submitted by a Sponsored Firm are designated as agency

Minimum attributes for Conditionals and AIOIs are described in Part III, Item 9.

Additional Order Attributes

~~All Traders~~Participants may include a variety of additional attributes on an order-by-order basis or as a default setting. **The use of additional attributes is limited to specific types of Participants (e.g., Traders or Subscribers) as stated in each description, and the additional attributes are applicable to all orders unless specifically restricted in the description.** These additional attributes include:

Time-in-Force

The BIDS ATS supports the following time-in-force ("TIF") types:

     (i)   Good-til-day ("Day")
     (ii)   Good-til-time ("GTT") (time designation must be within the same trading day that the Firm order or Conditional is entered)
     (iii)   Execute-and-cancel ("ENC")
     (iv)   Immediate-or-cancel ("IOC") (Firm order)

Firm orders, Conditionals, and AIOIs may be designated with a specified TIF for resting in the BIDS ATS matching book. Firm orders, Conditionals, and AIOIs entered without a specified TIF will be designated with the Trader's default TIF preference (Day, GTT, ENC); if the Trader has not changed the default TIF preference, the Firm order, Conditional, or AIOI will initially default to a Day TIF. Regardless of TIF, any Firm order, Conditional, or AIOI remaining in the BIDS ATS will be cancelled at the end of the trading day.

Firm orders, Conditionals, and AIOIs designated as ENC may specify an optional expiry time. If a Firm order or a firm AIOI has an ENC TIF and does not trade its total available volume after the initial execution, the remaining quantity is cancelled. If a Firm order or a firm AIOI has an ENC TIF and an expiry time and does not trade at all, it will terminate at the expiry time. Because Conditionals or conditional AIOIs are not executable, the ENC TIF has no practical application for Conditionals or conditional AIOIs. The BIDS ATS will not reject Conditionals or conditional AIOIs entered with an ENC TIF designation; rather, the ENC TIF designation on the Conditional or conditional AIOI will be treated as a Day TIF or, if an expiry time is specified, a GTT TIF. All open Firm orders, Conditionals, and AIOIs are cancelled at the market close.

The BIDS ATS will reject Conditionals and conditional AIOIs with an IOC TIF.

Minimum Volume

Automatch Minimum Volume

Any Firm order submitted to the BIDS ATS may set a minimum volume that specifies the minimum quantity every trade involving the Firm order must meet. Where two Traders have each set a minimum volume, any resulting transaction between those two Firm orders must have a volume greater than or equal to the highest minimum volume between the two Firm orders. A mixed-lot automatch minimum volume will be rounded down (note: the BIDS ATS trades are at least one round lot).

Invitation Minimum Volume

Traders may also specify a minimum quantity that every invitation related to a Firm order or Conditional must meet. A Firm order using this minimum will only issue an invitation to a contra-party Conditional that is greater than or equal to the required amount. A Conditional using this minimum will only issue or receive an invitation to or from a contra-party Conditional that is greater than or equal to the required amount. See Part III, Item 9 for a discussion of Conditionals and invitations.

As is the case with automatch minimum volume, an invitation minimum volume that is a mixed-lot amount will automatically be rounded down (note: the BIDS ATS invitations are at least one round lot).

Automatch and Invitation Minimum Volume designations may be specified on AIOIs.

Additional Volume Preferences

Traders may supplement minimum volume requirements with the following preferences:

1. *Volume Aggregation*

A Trader may permit trade aggregation for the purpose of meeting its automatch minimum volume requirement. If a Trader enables aggregation, a Firm order from this Trader may trade when it has the aggressive-order status (see Continuous Matching in Part III, Item 11 for definition of aggressive status), with more than one passive Firm order each of which includes volume below the automatch minimum, but the total of which is greater than or equal to the automatch minimum. Each such trade must meet the contra-party's automatch minimum volume, if any.
Volume aggregation is not available on AIOIs

2. *Minimum Volume for Principal Flow*

A Sponsored Firm's individual trader may also set a preference called "Minimum Volume for

Principal Flow". With this preference, the Sponsored Firm's Firm order or Conditional will only trade/interact with principal capacity Firm orders or Conditionals that have the required minimum quantity. Minimum Volume for Principal Flow may also be set for AIOIs.

Contra-party Capacity

A Sponsored Firm's individual trader may designate whether his or her Firm order or Conditional may interact with Firm orders or Conditionals that indicate principal capacity. By default, all Sponsored Firm's individual trader's Firm orders and Conditionals only interact with agency capacity Firm orders or Conditionals; however, this default can be overridden at the order level or the Sponsored Firm level at the direction of the Sponsored Firm. This designation is not available on AIOIs.

Filter Level

A Trader can specify a BIDS Scorecard level that a potential contra-party must achieve in order to interact with a particular Firm order or Conditional. As discussed more fully in Part III, Item 9, BIDS scores Traders submitting Conditionals based on their performance in responding to invitations to firm-up. A Trader may set a filter ("Filter") to prevent invitations from being sent to contra-parties that have BIDS Scorecard levels below the Filter.

A Trader sets the Filter level to one of three levels (the "benchmark settings" refer to a variety of proprietary metrics that are calculated for each Trader based on his or her long-term and short-term behavior):

(i)   Aggressive - allowing invitation to any potential contra-party, regardless of that contra-party's Scorecard score

(ii)   Normal – permitting interaction with all contra-parties except for poor performing contra-parties (no invitations sent to Traders with scores worse than Normal benchmark settings); and

(iii)   Conservative – invitations not sent to Traders with scores worse than the Conservative benchmark settings

BIDS cannot override a Trader's Filter settings. BIDS, at its discretion, may change the benchmark settings for the different Filter levels. Filter settings do not apply to AIOIs.

Invite Mode

A Trader may specify which type(s) of contra Conditionals a Firm order or Conditional may invite. The available Invite Mode options include:

1. ON – no restriction, the Firm order or Conditional can interact with any type of contra Conditionals
2. OFF – do not interact with contra Conditionals at all
   a. A Firm order using "OFF" will only trade with contra Firm orders
   b. This Invite Mode is only available for Firm orders
   c. A Conditional using "OFF" will be rejected

3. Auto-only – the Firm order or Conditional will only interact with contra Conditionals that do not involve a human trader seeing an invitation and deciding whether to firm up or not.

Invite Mode does not apply to AIOIs.

Intra-firm Priority

A Subscriber may designate that Firm orders and Conditionals have a priority for interacting with contra Firm orders and Conditionals that are from the same order source. This order preference applies to both invitations and trades. See Part III, Item 11 for a discussion of Intra-firm Priority. Intra-firm Priority designation does not apply to AIOIs.

Hosted Pools

A Subscriber may designate that Firm orders and Conditionals interact only with others from the same group by setting up a Hosted Pool. See Part III, Item 14 for a discussion of Hosted Pools. AIOIs are not available for use in Hosted Pools.

Attributes of Conditionals Only

Traders may use certain attributes related to firming-up that are only applicable to Conditionals (e.g., Regular FirmUp Conditional, Auto FirmUp Conditional, Dual Conditional). These attributes affect a Trader's interaction with Conditionals and invitations to firm-up and are discussed in Part III, Item 9 under the Conditional Types and Firm-Up Mode section. These attributes are not available on AIOIs.

Routing Instruction

The BIDS ATS only routes Firm orders (it does not route Conditionals) at the direction of a BIDS Trader User. See Part III, Item 16 for a discussion of order routing. Routing instructions are not available on AIOIs.

Buyback Instructions

A Subscriber may include buyback instructions on a Conditional or Firm order for execution consistent with the price conditions of Rule 10b-18 under the Securities Exchange Act of 1934. Rule 10b-18 provides issuers with a safe harbor from manipulation under Section 9(a)(2) of the Exchange Act and Rule 10b-5 under the Exchange Act solely by reason of the manner, timing, price, and volume of their repurchases when they repurchase the issuer's common stock in the market in accordance with the rule's manner, timing, price, and volume conditions. The buyback instructions that the BIDS ATS offers address only the price conditions of Rule 10b-18, not the manner, timing, or volume conditions.

A Subscriber may designate a buy Conditional or Firm order with buyback instructions, in which case the buy Conditional or Firm order will be restricted from receiving invitations or from execution in the BIDS ATS, respectively, as follows:

- **A Firm order with buyback instructions will not be executed in the BIDS ATS if the trade price for the security would exceed the higher of: (a) the national best bid; or (b) the consolidated last sale price.**
- **A Conditional with buyback instructions will not receive an invitation if the price terms would exceed the higher of: (a) the national best bid; or (b) the consolidated last sale price**

Conditionals and Firm orders with buyback instructions will either be executed consistent with the restrictions stated above or remain in effect in accordance with any TIF designation until they can be executed consistent with those restrictions, provided that all Conditionals and Firm orders with buyback instructions will be canceled 30 minutes prior to the market close regardless of any TIF designation. The BIDS ATS will not accept Conditionals or Firm orders with buyback instructions entered within 30 minutes of the close of market hours.

b. **Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?**

Yes X No

If no, identify and explain any differences.